Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS MAY 2019 SALES

	May 2019	Change year-on-year	Jan – May 2019	Change year-on-year
Jaguar Land Rover	42,370	(12.2)%	240,471	(9.7)%
Jaguar	13,142	(9.4)%	73,900	(4.9)%
Land Rover	29,228	(13.5)%	166,571	(11.6)%

Whitley, UK, 11 June 2019 – Jaguar Land Rover retail sales in May 2019 were 42,370 vehicles, down 12.2% compared to May 2018.

Higher retail sales of the new Range Rover Evoque and the all-electric I-PACE were offset by lower sales of other models, primarily in China. Sales of the Discovery Sport were lower ahead of the introduction of the refreshed model, which is now on sale following its reveal in May.

By region, retail sales were marginally down in North America (-1.5%) and also down in other markets including the UK (-6.7%), Europe (-9.6%), Overseas markets (-18.4%) and China

(-26.4%) where market conditions remain challenging.

Jaguar retail sales in May 2019 were 13,142 vehicles, down 9.4% year-on-year and Land Rover retailed 29,228 vehicles, down 13.5% compared to May 2018.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“May saw two important milestones for Land Rover with the debut of significant model updates. The brand’s best-selling Discovery Sport premium compact SUV has been transformed from the ground up, making it almost a new car. Featuring the all-new Premium Transverse Architecture, it will be available with MHEV (mild hybrid electric) and PHEV (plug in hybrid electric) powertrains, which are important additions to our growing portfolio of electrified vehicles. The enhanced interior of the new Discovery Sport is highly versatile, available with seven seats and featuring the latest connectivity. The latest Range Rover, which was also revealed in May, comes with a range of upgrades. These include our new 3.0-litre straight six Ingenium petrol engine with a mild hybrid electric system, as well as the innovative combination of supercharging and turbocharging technologies. Offering enhanced performance and quicker responses together with improved fuel economy, the newest Range Rover is available to order now.

“Although sales dipped at Jaguar this month, we were pleased to see the continued strong response to the award-winning I-PACE.  We also launched the Jaguar E-PACE

Chequered Flag edition, which generated a high level of interest with customers and commentators alike.”

Jaguar Land Rover total retail sales for the calendar year to date (January – May 2019) were 240,471 vehicles, down 9.7% compared to the same period last year.

ENDS

For further information, please contact:

Joan Chesney

M: +44 (0) 7467 448 229

E: jchesney@jaguarlandrover.com

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In the year to 31 March 2019 Jaguar Land Rover sold 578,915 vehicles in 128 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities and an engine manufacturing centre in the UK. We also have plants in China, Brazil, India, Austria and Slovakia.

From 2020 all new Jaguar Land Rover vehicles will offer the option of electrification, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.